June 17, 2005

Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Barbara Jacobs, Assistant Director
             Rebekah Toton, Examiner
             Stephen Krikorian, Branch Chief - Accounting
             Melissa Rocha, Accounting Examiner

Re:  IQ Biometrix Inc.
     Amendment No. 4 to Registration Statement on Form S-4
     Filed June 8, 2005
     File No. 333-124027

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff to IQ Biometrix, Inc. (the "Company") dated June 13, 2005 and June 14, 2005, regarding the above-referenced Registration Statement on Form S-4 (as amended) (the "Registration Statement").

      In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, Pre-effective Amendment No. 5 to the Registration Statement ("Amendment No. 5").

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

SEC Letter Dated June 13, 2005

Amendment No. 4 to Form S-4

Material Tax Consequences, page 54

Staff Comment 1:

Please refer to prior comment 3. We note your added disclosure on pages 14 and 55 regarding the substance of the tax opinion provided by Reed Smith LLP. However, your summary of the material tax consequences of this merger, on both pages, continues to "assume[e] the merger qualifies as a reorganization." Your summary should not assume the tax consequence in issue. Please revise to state clearly that it is the opinion of the counsel that this merger qualifies as a reorganization, rather than assuming it qualifies as such. Response:

We have amended the disclosures in the "Summary" and "Material Tax Consequences" sections of the Registration Statement as requested.

Selling Stockholders, page 99

Staff Comment 1:

Please refer to prior comment 4. We note your disclosure on pages 9, 15, and 99 that "to the extent and Selling Stockholder is a broker-dealer under the federal securities laws, such Selling Stockholder will be an underwriter." The purpose of this disclosure is unclear, given the disclosure in this section that none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. Please advise or revise.

Response:

We have amended the disclosures in the "Summary - The Merger," "Summary - Selling Stockholders," and "Selling Stockholders" sections of the Registration Statement as requested.

Exhibit 5.1

Staff Comment 3:

Please refer to prior comment 12. We note the substantial changes to your legal opinion filed with this amendment. However, the reference to "Offer to Exchange Shares of Common Stock for 5% Convertible Subordinated Notes due April 1, 2007" at the beginning of the opinion does not appear to apply to the transactions contemplated by this registration statement. The reference to "Exchange Securities" made in clause (d) of the third paragraph also does not appear to apply to these transactions. Please revise.

Response:

Counsel has amended its legal opinion as requested.

Staff Comment 4:

We note the addition of the statement "[t]he opinions expressed herein are limited in all respects to the General Corporation Law of the State of Delaware." Please confirm that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response:

The Crone Law Group, LLP hereby confirms that it concurs with the SEC's understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Staff Comment 5:

Finally, we note the statement "[t]his letter is furnished to you for use in connection with the Registration Statement and is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, without our express written permission." Similar to the objections raised in prior comment 15, it appears that counsel is disclaiming responsibility for its legal opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

Response:

The Crone Law Group, LLP has amended its legal opinion as requested.

Exhibit 8.01

Staff Comment 6:

Please refer to prior comment 15. We note the statement "[t]his opinion is intended for the benefit of the Company, Parent, Merger Sub, and the Company Stockholders and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person or entity without our prior written consent." It appears that tax counsel Reed Smith continues to disclaim responsibility for its tax opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

Response:

Reed Smith LLP has amended its legal opinion as requested.

SEC Letter Dated June 14, 2005

Amendment No. 4 to Form S-4

Prior Comment 5

Staff Comment 1:

We note that the merger was announced on April 15, 2004 in a press release. We further note that the press release indicates that IQB and Wherify will each hold 20% and 80% respectively, in the combined company. Your Form S-4 indicates that Wherify will hold %78 of the combined company. In this regard, clarify why you believe that the terms of the agreement were fixed or "static" at May 16, 2005 instead of at April 15, 2004. Identify the changes made to the initial agreement or terms and why you believe these changes are substantive. That is, indicate why only a 2% variance from the initial agreement represents a substantive change. Tell us the impact (or change) to both the number of shares issued/outstanding of IQB and the additional value when evaluating whether the change was substantive.

Response:

EITF 99-12 addressed two issues (#1 & #2). Issue 1 addresses situations in which the number of acquirer's shares or other consideration is not subject to change. Issued 2 addresses situations in which the number of acquirer's shares or other consideration given could change pursuant to a formula in the initial acquisition agreement.

Paragraph 7 of EITF 99-12 states that "if the application of the formula results in a change to the number of shares or the amount of other consideration to be issued in the purchase business combination, then the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision is the measurement date. That is, the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration".

We believe we fit into issue 2. The shares issued to Wherify changes based on the number of shares outstanding of IQB and won't become fixed until the merger is consummated.

The merger was announced on April 15, 2004. The original merger agreement spelled out the share exchange as follows. Wherify would exchange all of its common shares outstanding in exchange for shares of IQB common stock based on the following formula:

(IQB's fully diluted common shares outstanding which included options, warrants and shares to be issued under convertible debentures less subsequent financing shares and employee options not to include BOD options multiplied times 4) divided by (Wherify fully diluted common shares less employee options less financing shares) times (Wherify outstanding common shares).

At April 15, 2004, this would have resulted in the Wherify shareholders owning 79% of the combined entity and the IQB shareholders owing 21% of the combined entity, based on 8,740,000 IQB shares and 33,208,000 Wherify shares.

At June 30, 2004, this would have resulted in the Wherify shareholders owning 79% of the combined entity and the IQB shareholders owing 21% of the combined entity, based on 8,820,000 IQB shares and 33,530,000 Wherify shares.

On August 11, 2004, the merger agreement was amended ("amendment 1") to allow certain other subsequent issuances to not be subject to the final calculation. The new formula was:

(IQB's fully diluted common shares outstanding which included options, warrants and shares to be issued under convertible debentures less subsequent financing shares, employee options not to include BOD options and shares issued to vendors in lieu of cash payment multiplied times 4) divided by (Wherify fully diluted common shares less employee options less financing shares) times (Wherify outstanding common shares).

On August 11, 2004, this would have resulted in the Wherify shareholders owning 79% of the combined entity and the IQB shareholders owing 21% of the combined entity, based on 9,011,000 IQB shares and 34,156,000 Wherify shares.

On March 31, 2005, the date of the most recent pro forma financials, this would have resulted in the Wherify shareholders owning 78% of the combined entity and the IQB shareholders owing 22% of the combined entity, based on 12,144,000 IQB shares and 44,070,000 Wherify shares.

Paragraph 5 of EITF 99-12 states "if the change in the number of shares or other consideration is not substantive, a new measurement date does not result from the change". The table below illustrates the changes to the number of shares to be issued to Wherify on four different dates as discussed above. EITF 99-12 Para 5 defines `substantive' as a significant change in the total number of shares or other consideration paid. It is our opinion that, while the total percentage of shares possessed by each shareholder group has not changed much, the change in the number of shares to be issued as well as the total market value of those shares from date to date is `substantive' as defined by EITF 99-12.


                          04/15/04         06/30/04        08/11/04        03/31/05
------------------------------------------------------------------------------------
 Shares to be issued      33,208,000      33,530,000      34,156,000      44,070,000
          to Wherify
------------------------------------------------------------------------------------
    Percentage to be
    owned by Wherify              79%             79%             79%             78%
------------------------------------------------------------------------------------
 Market price of IQB
        common stock            7.68            3.72            3.80            4.55
------------------------------------------------------------------------------------
     Market value of
 shares to be issued
          to Wherify    $255,037,440    $124,731,600    $129,792,800    $200,518,500
------------------------------------------------------------------------------------

Therefore, we believe the measurement date should be the date of consummation. Since this has not yet occurred, in regards to the pro forma information, it should be the balance sheet date of the pro forma which in our case would be one measurement date at June 30, 2004 and one measurement date at March 31, 2005. We have included in the disclosures that the valuation/purchase price is preliminary and will be determined upon close of the merger.

Prior Comment 6

Staff Comment 2:

We note your purchase price allocation provided in your response, however, we note that this information is absent from your pro forma disclosure. As previously requested, revise to disclose your purchase price allocation and clearly indicate whether the purchase price allocation is preliminary and subject to change. The disclosure should clearly indicate that the reasons for carrying the IQB's assets at book value without adjustment.

Response:

We have updated the pro forma footnotes to include the purchase price allocation. We have disclosed that the purchase price allocation is as of the pro forma dates of June 30, 2004 and March 31, 2005 and that the allocation will be updated upon the close of the merger to the fair market value of the assets and liabilities on that date. This would also affect the final goodwill to be written off.

Prior Comment 7

Staff Comment 3:

We note that you added disclosure indicating that IQB's business has nominal value. This disclosure should be expanded to provide a better explanation o why the business has nominal value similar to disclosures included in the sections in the registration statement that you refer to. Additionally, clarify why the market capitalization prior to the announcement of the merger with Wherify was approximately $40 million (6.9 million shares of common stock outstanding as of March 31, 2005 and a fair market value of $5.56 per share) and currently you believe that IQB has nominal value.

Response:

We have updated the disclosure in the pro forma financial statements to include the following:

Until this merger, IQB's management deemed that IQB's product was significant and diligently pursued its business objectives although its financing was limited. With the merger of IQB with Wherify, the management of each company has agreed that the combined resources should be devoted exclusively to the development and sales of Wherify's products and not to IQB's products. IQB's contribution to this combined effort is their CEO's background in law enforcement and his government contacts. IQB's developed contacts and marketing methods wasn't able to successfully expand IQB's biometric identification software in the timeframe they needed, but the management of both companies believe that IQB's contacts and methods are appropriate for Wherify's products. Because IQB's liabilities exceed the recorded value of its assets and there are no identifiable intangible assets, the entire purchase price is allocated to goodwill.

Prior Comment 8

Staff Comment 4:

Your response indicates that you have modified your pro forma statements of operation to present the beneficial conversion feature of the Series C Preferred Stock as a deemed dividend. However, we note that your beneficial conversion feature of $7.06 million is not presented as a dividend on the pro forma statements of operations.

Response:

We have updated the pro forma statements of operations to include the proper disclosure of the beneficial conversion feature of the Series C Preferred stock, which is deemed to be a dividend payout.

Prior Comment 9

Staff Comment 5:

We note your response regarding the beneficial conversion feature associated with the Series C Preferred stock. The beneficial conversion feature should be measured at the commitment date or date if issuance. It is unclear why you are re-measuring the beneficial conversion feature for the Wherify historical financial statements versus the pro forma financial statements. In this regard, clarify why you believe that the merger causes or creates a beneficial conversion feature when the commitment date has already occurred. The beneficial conversion feature generally does not change due to changes in the underlying fair value of the shares of common stock. A change in the conversion price or in other terms would result in a new commitment or measurement date which does not appear to be the case since the exchange ratio of Wherify's common stockholders is the same as those provided to the preferred stockholders. That is, since Wherify is the accounting acquirer there has been no substantive change to these preferred stockholders (i.e., the intrinsic value should be the same before and after this event). Cite the accounting literature that supports your accounting. We also note different conversion terms for these shares.

Response:

We agree the beneficial conversion feature should be measured at the commitment date which in this case is the date of issuance of the Series C Convertible Preferred Stock. The investors in Wherify's Series C Convertible Preferred Stock invested in contemplation of the merger with IQB. It is the opinion of management that the investor's reason for investing was to eventually receive shares of the combined entity when they elected to convert. Using that as the basis for investment, for pro forma purposes we feel it is appropriate when considering the beneficial conversion feature to look through the form of the transaction and instead at the substance. The substance being, the investors wanted shares in the combined entity, not Wherify. The eventual conversion of the Series C Preferred Stock should be accounted for from the standpoint of how many IQB shares they would receive upon converting, not Wherify shares.

We believe the beneficial conversion feature for pro forma purposes should be measured at the commitment date or in this case the issuance date. The calculation should consider how many shares at the commitment date they could have purchased of IQB compared to how many they would receive upon conversion. The incremental difference in shares and their related value would be the intrinsic value of the beneficial conversion feature and would be reported as a deemed dividend.

The announcement of the merger date occurred on April 15, 2004. None of the Series C Preferred Stock sold prior to this date was sold in contemplation of the merger by either the company or the investor. All Series C Preferred Stock sold subsequent to April 15, 2004 was sold in contemplation of the merger and would be subject to the accounting described above. We have included as Exhibit A the spreadsheet showing the calculation of this beneficial conversion feature.

      We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

Sincerely,

/s/ Michael Walsh
--------------------------------
Michael Walsh,
Chief Financial Officer

Enclosures
cc:      Alisande M. Rozynko
         The Crone Law Group LLP

                                   EXHIBIT A


Wherify                                                                                            Beneficial Conversion Feature.c03
Beneficial Conversion Worksheet                                                                                             06/19/05
                                         (i)
                              (f)      Relative    (h)                   (g)
                            Proceeds    FV of    Proceeds     (e)      Adjusted     (a)         (b)         (c)         (d)
                              USD      Warrant     USD     Conversion Conversion  Valuation    No. of       Price    Intrinsic
Note Holder    Date            $       Discount     $        Price       Price      Price      Shares    Difference    Value
------------------------------------------------------------------------------------------------------------------------------
   $7.50     12/20/2004    5,131,583       0    5,131,583     1.56       1.56       4.50     3,284,213      2.94     5,131,583
  $10.00      1/19/2005    7,909,960       0    7,909,960     2.08       2.08       5.95     3,796,781      3.87     7,909,960
   $5.00      9/17/2004       25,000       0       25,000     1.04       1.04       2.84        24,000      1.80        25,000
                          -------------------------------                                   ----------              ----------
                          13,066,543       0   13,066,543                                    7,104,994              13,066,543
                          ===============================                                   ==========              ==========

    (a)        Trading price on date of note
    (b)        (f) / (e)
    (c)        (a) - (g)
    (d)        If (b) x (c) > (h), Then (h), If < (h), (b) x (c)
    (g)        (h) / (b)
    (i)        See black scholes calculation


                                                           Offerings

                                                 $ 7.50      $ 10.00       $ 5.00
                                              ---------    ---------    ---------
Proceeds                                      5,131,583    7,909,960       25,000    13,066,543
Divided by per share price of C offering         $ 7.50      $ 10.00       $ 5.00
                                              -----------------------------------
Number of shares sold                           684,211      790,996        5,000     1,480,207
Multiplied by conversion ratio to IQB shares       4.80         4.80         4.80
                                              -----------------------------------
Number of eventual IQB common shares          3,284,213    3,796,781       24,000     7,104,994
Proceeds                                      5,131,583    7,909,960       25,000
                                              -----------------------------------
Adjusted conversion price (proc/IQB comm)          1.56         2.08         1.04
                                              ===================================